Exhibit 12.1

BHP Billiton Group

RATIO OF EARNINGS TO FIXED CHARGES

In accordance with IFRS	Year ended 30 June 2011	Year ended 30 June 2010	Year ended 30 June 2009	Year ended 30 June 2008	Year ended 30 June 2007	Year ended 30 June 2006
Earnings
Income before income taxes, excluding minority interest and equity in earnings of associates and JV’s, after exceptional items	31,255.0	19,572.0	11,617.0	23,483.0	19,212.0	15,116.0
add:
Fixed charges	650.7	626.7	725.0	885.8	846.3	740.8
subtract:
Capitalised interest	(256.0)	(301.0)	(149.0)	(204.0)	(353.0)	(167.0)
Preference security dividend requirements of consolidated subsidiaries	0.0	0.0	(1.0)	(1.0)	(1.0)	(17.0)

Total adjusted earnings	31,649.7	19,897.7	12,192.0	24,163.8	19,704.3	15,672.8
Fixed Charges
Interest costs (expensed and capitalised)	502.0	498.0	589.0	736.0	680.0	640.0
Portion of rent expense representative of interest factor	148.7	128.7	135.0	148.8	165.3	83.8
Pre-tax earnings required to cover any preferred stock dividend requirements	0.0	0.0	1.0	1.0	1.0	17.0

Total fixed charges	650.7	626.7	725.0	885.8	846.3	740.8
Ratio of Adjusted Earnings to Fixed Charges	48.6	31.7	16.8	27.3	23.3	21.2